EXHIBIT 12.1


RATIO OF EARNINGS TO FIXED CHARGES
Item 503 (d)


                                                                    INCEPTION
                                                                    (APRIL 13,
                                         THREE MONTHS   YEAR ENDED   2005) TO
                                         ENDED MARCH   DECEMBER 30, DECEMBER 31,
 IN (000'S)                                31, 2007       2006          2005
EARNINGS:                                  ---------    ---------    ---------

Pretax income B4 minority interest         $ (50,128)   $(106,663)   $ (45,662)
Fixed charges                                 11,592       21,815        1,803
                                           ---------    ---------    ---------
Sum total                                    (38,536)     (84,848)     (43,859)
Less:
preference security dividend
requirements of consolidated
subsidiaries                                     144         --           --

minority interest in pre-tax loss
of subs that have not incurred
fixed charges                                   (910)      (1,608)        (127)
                                           ---------    ---------    ---------
                   Total Earnings          $ (37,771)   $ (83,240)   $ (43,732)

FIXED CHARGES:
interest expensed and capitalized              6,162       11,144           67

amortized premiums, discounts and
 capitalized expenses related to
 indebtedness                                  4,977        9,503          939

an estimate of the interest within
 rental expense                                  308        1,168          797

preference securities divdend
 requirements of consolidated
 subsidiaries                                    144         --           --
                                           ---------    ---------    ---------
              Total Fixed Charges          $  11,592    $  21,815    $   1,803

Ratio                                           --           --           --